02045332

FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED

(Translation of the Registrant's Name into English)

#410-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.)

FORM 20 F X FORM 40F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.)

YES ____ NO X

This FORM 6K consists of : the Company's Annual Report to Shareholders, Audited Annual Financial Statements for the year ended December 31, 2001, and Management's Discussions and Analysis of the Financials all filed in Canada via SEDAR.

FORM 6K
SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

Dated: June 18, 2002
BY:

Chris Robbins
V. President

ANGLO SWISS RESOURCES INC.
SUITE 410 - 837 WEST HASTINGS STREET
VANCOUVER, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

May 10, 2001

Via SEDAR

B.C. Securities Commission
5TH Floor
701 West Georgia Street
Vancouver, B.C. V7Y 1M2

RE: Anglo Swiss Resources Inc.
Mailing of Audited Financial Statements

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all the registered members of the Company.

We also confirm that the attached material was distributed to shareholders in accordance with National Policy 41:

1. Audited Annual Financial Statements for the year ended December 31, 2001.
2. Management's Discussions and Analysis of Financial Condition and Results of Operations.
3. Report to Shareholders for Year Ended December 31, 2001.

On behalf of the Board of Directors,

"Chris Robbins"
Vice President
Anglo Swiss Resources Inc.

VIA SEDAR:
cc: TSX Venture Exchange
cc: Alberta Securities Commission
cc: Quebec Securities Commission
cc: Ontario Securities Commission
cc: Nova Scotia Securities Commission
VIA MAIL
cc: US Securities & Exchange Commission
cc: NASD OTCBB

Anglo Swiss Resources Inc.
#410 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6
Tel: 604-683-0484 Fax: 604-683-7497

ANNUAL REPORT TO SHAREHOLDERS –Year End December 31, 2001

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals. The Company has, over the years, been engaged in continued exploration of its gold properties in British Columbia and Ecuador and simultaneously, developing a gemstone/graphite property located in South-eastern British Columbia.

The current increase in the price of gold to over $US300 per ounce and an overall improvement in the outlook for the mining industry, has presented an opportunity for management to pursue a strategic joint venture partner to continue exploration of the Kenville Gold Mine in British Columbia. A well-funded partner is being sourced to continue exploration and management is cautiously optimistic of securing a suitable partner.

The Company and its current joint venture partner, Hampton Court Resources, are negotiating amended terms for Hampton Court's further evaluation of the Blu Starr Gemstone property. Hampton Court has earned approximately 20% working interest in the property to-date, pending joint review of the expenditures. Hampton Court has proposed a reduced financial commitment for Phase III evaluation. The third and final phase of the evaluation requires a minimum financial commitment of $500,000 in order for Hampton to earn an additional interest in the property. Negotiations are ongoing at the time of this report.

A large flake graphite discovery outcropping over 2,000 meters has also been discovered on the Blu Starr Property and has been optioned to Crystal Graphite Corporation, a local producer of high purity graphite concentrate. The agreement (amended) provides Crystal Graphite Corporation the right to perform their due diligence on this discovery by December 31, 2002. Exploration is scheduled to include drilling, trenching and bulk sampling prior to year-end.

There has been no recent work undertaken in 2001 or 2000 on either of the Company's properties in Ecuador; the Catamayo River property, or the Neuvos Playas property, and the Company does not currently intend to direct its resources to further exploration on these properties. Accordingly, the Company wrote down the related deferred costs to $25,000; the estimated net recoverable amount of equipment owned by the Company located in Ecuador.

During the year ended December 31, 2001, the Company announced a private placement consisting of 325,000 units at $0.12 per unit for proceeds of $39,000. Each unit consisted of one common share and one share purchase warrant exercisable into a common share in the company at an exercise price of $0.15 per share, expiring January 14, 2003. At December 31, 2001, these units had been allotted and paid and were issued subsequent to the year end in January, 2002.

The Company's mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting joint venture partners to continue development and exploration of its properties, there is no assurance that this trend will continue indefinitely. The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. Based on its existing working capital, which is deficient at December 31, 2001, the Company expects to require additional financing for the upcoming fiscal year.

For Investor Relations purposes, management maintains a website containing corporate overviews, news releases and relative information in its pursuit of establishing economic concentrations of minerals. The services of CCNMathews are utilized to disseminate all news releases and corporate updates throughout the United States and Canada. All financials, information circulars and reports are filed electronically with SEDAR and mailed via Canada Post to registered shareholders and those shareholders maintained under National Policy 41. All documentation is available upon request.

On behalf of the Board of Directors,

"Len Danard"
President
Anglo Swiss Resources Inc.

Anglo Swiss Resources Inc.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(expressed in Canadian dollars)

March 28, 2002

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and their report follows.

Len Danard
President and Chief Executive Officer

Chris Robbins
Vice-President

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10372 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Independent Auditors' Report

To the Shareholders of
Anglo Swiss Resources Inc.

We have audited the consolidated balance sheets of Anglo Swiss Resources Inc. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with generally accepted accounting principles in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
March 28, 2002

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated **March 28, 2002** is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
March 28, 2002

Anglo Swiss Resources Inc.

(an exploration stage company)
Consolidated Balance Sheets
As at December 31, 2001 and 2000

(expressed in Canadian dollars)

	2001 $	2000 $
Assets		
Current assets		
Cash and cash equivalents	45,383	183,553
Accounts receivable	7,496	16,266
Prepaids	2,020	2,792
	54,899	202,611
Reclamation bond (note 3)	14,800	14,800
Fixed assets (note 4)	998,030	1,001,960
Mineral properties (note 5)	2,879,201	3,353,687
	3,946,930	4,573,058
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 11(a))	235,452	456,616
Shareholders' Equity		
Capital stock (note 6)		
Authorized		
500,000,000 common shares without par value		
400,000,000 preferred shares without par value		
Issued		
44,500,688 (2000 - 42,697,606) common shares	11,185,585	10,969,215
Shares allotted and paid - not yet issued (note 6(d))	39,000	-
Contributed surplus	106,316	106,316
Deficit	(7,619,423)	(6,959,089)
	3,711,478	4,116,442
	3,946,930	4,573,058

Going concern (note 1)

Approved by the Board of Directors

_________________ Director _________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

Anglo Swiss Resources Inc.

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2001, 2000 and 1999

(expressed in Canadian dollars)

	2001 $	2000 $	1999 $
Expenses (recovery)			
Interest and sundry revenue	(3,512)	(7,161)	(813)
Administrative	44,111	101,826	67,717
Consulting fees (note 11(b))	72,000	72,000	72,000
Depreciation	3,930	5,229	5,493
Filing fees	19,165	26,117	10,507
General exploration	7,420	11,375	14,126
Interest	3,353	2,935	4,682
Professional fees	23,600	28,864	45,906
Shareholders' information	36,160	19,461	31,944
Transfer agent fees	7,769	7,973	9,447
Travel and promotion	9,839	18,003	28,601
Bad debts expense	5,909	-	-
Writedown of mineral properties (note 5)	467,390	-	-
	697,134	286,622	289,610
Reversal of accounts payable and accrued liabilities (note 10)	(36,800)	(32,535)	-
Loss for the year	(660,334)	(254,087)	(289,610)
Deficit - Beginning of year	(6,959,089)	(6,705,002)	(6,415,392)
Deficit - End of year	(7,619,423)	(6,959,089)	(6,705,002)
Weighted average number of shares outstanding	43,073,249	40,989,843	38,355,923
Basic and diluted loss per share	(0.02)	(0.01)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Anglo Swiss Resources Inc.

(an exploration stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2001, 2000 and 1999

(expressed in Canadian dollars)

	2001 $	2000 $	1999 $
Cash flows from operating activities			
Loss for the year	(660,334)	(254,087)	(289,610)
Items not affecting cash			
Depreciation	3,930	5,229	5,493
Reversal of accounts payable and accrued liabilities	(36,800)	(32,535)	-
Writedown of resource properties	467,390	-	-
Changes in non-cash working capital			
Accounts receivable	8,770	1,733	(10,205)
Prepaids	772	1,839	211
Accounts payable and accrued liabilities	50,305	(89,499)	123,775
	(165,967)	(367,320)	(170,336)
Cash flows from financing activities			
Net proceeds from the issuance of capital stock	39,000	600,000	126,428
Cash flows from investing activities			
Mineral property expenditures	(11,203)	(58,937)	(78,664)
Payments to acquire fixed assets	-	-	(15,835)
	(11,203)	(58,937)	(94,499)
(Decrease) increase in cash and cash equivalents	(138,170)	173,743	(138,407)
Cash and cash equivalents - Beginning of year	183,553	9,810	148,217
Cash and cash equivalents - End of year	45,383	183,553	9,810

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in Canadian dollars)

1 Going concern

The company is in the process of exploring its gold and gem stone properties in Canada and Ecuador. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, maintaining title in the properties, the ability of the company to obtain the necessary financing to complete the exploration and ultimate development, and upon future profitable production or proceeds from the disposition of the properties.

At December 31, 2001, the company has a working capital deficiency of $180,553 and, without a source of funding, will be unable to meet its obligations as they fall due. In addition, the company will require additional financing to complete the exploration of its mineral properties. Management is pursuing joint venture partners for its Kenville gold project, with the hope of recommencing small-scale production at the site. While the company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the company to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which assumes the company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern.

2 Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 15.

Basis of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Anglo Swiss International Holdings Inc. (a Cayman Island company) and Compania Minera Canadamin S.A. (an Ecuadorian company).

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents include cash and deposits of varying maturity dates within 90 days of the original date of acquisition.

Fixed assets

Fixed assets are recorded at cost and are depreciated over their estimated useful lives of 3 to 10 years using the declining-balance method, net of estimated salvage values.

Mineral properties

Acquisition costs of resource properties together with direct exploration expenditures thereon are deferred until the property to which they relate is placed into production, sold or abandoned. Option or other payments received in respect of property interests are applied to reduce the carrying value of the properties. The carrying values of mineral properties are, where necessary, written down to the estimated recoverable amount based on undiscounted estimated future net cash flows. Costs relating to properties abandoned are written off when the decision to abandon is made.

The company regularly reviews the carrying values of its resource properties by referring to the project economies, including the timing of the exploration work, the work programs, and the exploration results experienced by the company and others. When the carrying value of a property exceeds its estimated net recoverable amount, a provision is made for the decline in value.

Although the company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Foreign currency translation

The company's subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period.

(expressed in Canadian dollars)

Reclamation

When reasonably determinable, provisions will be made for future removal and site restoration costs, net of expected recoveries, in a rational and systematic manner by charges to income. No provision has been made to date because the extent of these costs has not yet been determined.

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the company's financial statements. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Stock-based compensation plan

The company has a stock-based compensation plan, which is described in note 7. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees is on exercise of stock options.

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

Comparative amounts

Certain comparative amounts from prior years have been restated to conform with the current year's presentation.

3 Reclamation bond

The company holds a reclamation bond of $14,800 with the Bank of Montreal to satisfy certain performance obligations associated with the exploration of the Kenville property. The investment earns interest at the market rate.

(expressed in Canadian dollars)

4 Fixed assets

			2001
	Cost $	Accumulated depreciation $	Net $
Mine plant and equipment (note 5(a))	1,090,003	105,559	984,444
Office equipment	27,306	21,161	6,145
Motor vehicles	15,000	7,559	7,441
	1,132,309	134,279	998,030

			2000
	Cost $	Accumulated depreciation $	Net $
Mine plant and equipment (note 5(a))	1,090,003	105,559	984,444
Office equipment	27,306	19,787	7,519
Motor vehicles	15,000	5,003	9,997
	1,132,309	130,349	1,001,960

Mine plant and equipment were not depreciated in 2001 or 2000 as the equipment had not been used.

(expressed in Canadian dollars)

5 Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $
Kenville (a)			
Balance - December 31, 1999	1,624,410	-	1,624,410
Reversal of accrued exploration expenditures	(28,814)	-	(28,814)
Balance - December 31, 2000	1,595,596	-	1,595,596
Reversal of accrued exploration expenditures	(18,299)	-	(18,299)
Balance - December 31, 2001	1,577,297	-	1,577,297
Blu Starr (b)			
Balance - December 31, 1999	812,306	431,459	1,243,765
Expenditures	-	21,936	21,936
Balance - December 31, 2000	812,306	453,395	1,265,701
Expenditures	-	11,203	11,203
Balance - December 31, 2001	812,306	464,598	1,276,904
Catamayo River (c)			
Balance - December 31, 1999	56,717	378,789	435,506
Expenditures	-	37,001	37,001
Balance - December 31, 2000	56,717	415,790	472,507
Writedown	(31,717)	(415,790)	(447,507)
Balance - December 31, 2001	25,000	-	25,000
Neuvos Playas (d)			
Balance - December 31, 1999	16,883	3,000	19,883
Balance - December 31, 2000	16,883	3,000	19,883
Writedown	(16,883)	(3,000)	(19,883)
Balance - December 31, 2001	-	-	-
Total mineral properties - December 31, 2000	2,481,502	872,185	3,353,687
Total mineral properties - December 31, 2001	2,414,603	464,598	2,879,201

(expressed in Canadian dollars)

a) Kenville, Canada

The Kenville mineral property, plant and equipment, located near Nelson, British Columbia, operated as a gold mine from June to December 1992 whereupon operations were terminated due to insufficient working capital and the mine was placed on a care and maintenance basis. During the year ended May 31, 1997, the company wrote down the plant and equipment to the present carrying value.

The company is planning to use the plant and equipment for the processing of high grade gold deposits from Kenville and extraction and processing of surface gemstones from Blu Starr for use in jewellery manufacturing. The company is seeking joint venture participation to expand the underground reserves with the possibility of bringing the mine back into production if there is a sustained improvement in the gold price.

b) Blu Starr, Canada

The company owns a number of gemstone mineral claims collectively known as the Blu Starr property, located near Nelson and Slocan, British Columbia. In relation to 174 claims, the prior vendors retained a 1.5% net smelter return on any future non-gemstone production. In relation to another 14 claims, the vendors retained a 3.5% net royalty on gemstone production and a 2% net smelter return on any future metal production.

During the year ended December 31, 2000, the company entered into a letter of intent to enter into Formal Joint Participation Agreements with Hampton Court Resources Inc. (HCR), whereby HCR can earn up to a 60% interest in the Blu Starr property by the completion of three phases:

Phase 1: $250,000 spent on an evaluation program, giving HCR a 10% interest, Anglo 90%

Phase 2: On election to proceed, a further $250,000 to be spent, giving HCR a 20% interest, Anglo 80%

Phase 3: On election to proceed, a further $500,000 to be spent, giving HCR a 40% interest, Anglo 60%.

After the end of the phase 3 earning period, HCR has two options to purchase an additional 10% interest per option for $1,000,000 per option, which, if exercised, would give HCR a 60% interest. These options expire after 180 days from the completion of phase 3.

HCR has earned a 10% interest at December 31, 2000 and, on February 21, 2001, elected to proceed with phase 2 which started on May 1, 2001.

(expressed in Canadian dollars)

c) **Catamayo River, Ecuador**

The company owns the Trapichillo and Catamayo gold properties collectively known as the Catamayo River property in Southern Ecuador, subject to a 3% net royalty.

During the year ended December 31, 2000, the company entered into a letter of intent to enter into Formal Joint Participation Agreements with HCR, whereby HCR can earn up to a 60% interest in the Catamayo River property. There has been no recent work undertaken and the company does not currently intend to direct its resources to further exploration on this property. Accordingly, the company wrote down the related deferred costs to $25,000, the estimated net recoverable amount of equipment located at the site.

d) **Neuvos Playas, Ecuador**

Effective October 7, 1996, the company may earn an undivided 75% interest in mineral claims known as Neuvos Playas in the Province of Loja in southern Ecuador. The company does not currently intend to conduct further exploration on this property and accordingly, has written-off the related deferred costs amounting to $19,883.

6 Capital stock

	Common shares	Amount $
Balance - January 1, 1999	38,209,035	10,242,787
Issued for cash		
Exercise of warrants (note 8)	28,571	11,428
Private placement (a)	460,000	115,000
Balance - December 31, 1999	38,697,606	10,369,215
Issued for cash		
Private placement (b)	4,000,000	600,000
Balance - December 31, 2000	42,697,606	10,969,215
Issued for settlement of debt (c)	1,803,082	216,370
Balance - December 31, 2001	44,500,688	11,185,585

a) On September 28, 1999, the company completed a non-brokered private placement consisting of 460,000 units at $0.25 per unit for proceeds of $115,000. Each unit consisted of one common share and one share purchase warrant exercisable into a common share at $0.30 for a period of one year.

(expressed in Canadian dollars)

b) During the year ended December 31, 2000, the company made a private placement to HCR consisting of 3,333,333 units at $0.15 per unit for proceeds of $500,000. Each unit consisted of one share and one share purchase warrant exercisable into a common share in the company at an exercise price of $0.20 per share until April 24, 2001 and $0.25 per share thereafter until April 25, 2002.

In addition, the company issued 666,667 units to another party under the same terms for proceeds of $100,000.

c) During the year ended December 31, 2001, the company issued 1,803,082 shares at $0.12 in settlement of $216,370 in accounts payable owed by the company to related parties.

d) During the year ended December 31, 2001, the company announced a private placement consisting of 325,000 units at $0.12 per unit for proceeds of $39,000. Each unit will consist of one share and one share purchase warrant exercisable into a common share in the company at an exercise price of $0.15 per share. At December 31, 2001, these units had been allotted and paid, but were issued subsequent to year-end, on January 24, 2002.

7 Stock options

The company has a fixed stock option plan. Under the terms of the plan, the company may grant options to eligible directors and employees of the company, up to a maximum of 7,000,000 common shares. Options may be issued under the stock option plan at the sole discretion of the company's board of directors. Options may be issued for a term of up to five years at an exercise price to be determined by the company's board of directors, provided that the exercise price is no less than either the average high and low price of the company's common stock traded on the Canadian Venture Exchange for ten days prior to the issue or the closing price of the company's common shares on the day the options are issued. Options vest under regulatory guidelines. During the years ended December 31, 2001, 2000 and 1999, the change in stock options outstanding is as follows:

	2001		2000		1999	
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding - Beginning of year	7,000,000	0.29	3,325,000	0.37	2,700,000	0.35
Granted	-	-	3,675,000	0.21	800,000	0.42
Forfeited	(1,000,000)	0.31	-	-	(175,000)	0.39
Options outstanding and exercisable - End of year	6,000,000	0.28	7,000,000	0.29	3,325,000	0.37

(expressed in Canadian dollars)

At December 31, 2001, the following stock options are outstanding and exercisable:

Outstanding options	Exercise price $	Expiry date	Remaining contractual life (years)
800,000	0.50	August 14, 2002	0.63
1,500,000	0.25	December 18, 2003	1.96
200,000	0.68	February 2, 2004	2.08
500,000	0.21	March 21, 2004	2.21
50,000	0.42	March 26, 2004	2.21
350,000	0.28	June 25, 2004	2.50
2,250,000	0.21	March 21, 2005	3.21
350,000	0.25	March 28, 2005	3.25
6,000,000			

8 Warrants

During the years ended December 31, 2001, 2000 and 1999, the change in warrants outstanding was as follows:

	2001		2000		1999	
	Number of warrants	Exercise price $	Number of warrants	Exercise price $	Number of warrants	Exercise price $
At January 1	4,000,000	0.20	460,000	0.30	906,421	0.36
Granted	-	-	4,000,000	0.20	460,000	0.30
Exercised	-	-	-	-	(28,571)	0.36
Expired	-	-	(460,000)	0.30	(877,850)	0.36
At December 31	4,000,000	0.20	4,000,000	0.20	460,000	0.30

The 4,000,000 warrants outstanding at December 31, 2001 are exercisable at $0.25 until expiry on April 24, 2002.

At December 31, 2001, the company has allotted 325,000 warrants exercisable at $0.15 and expiring on January 14, 2003 in association with a private placement (note 6(d)).

(expressed in Canadian dollars)

9 Income taxes

a) The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2001	2000	1999
Statutory tax rate	44.62%	45.62%	45.62%
	$	$	$
Loss for the year	(660,334)	(2,541,087)	(289,610)
Provision for income taxes based on statutory rates	294,641	115,914	132,120
Losses for which an income tax benefit has not been recognized and other	(294,641)	(115,914)	(132,120)
	-	-	-

b) The company estimates that it has approximately $1.7 million in non-capital losses, expiring between 2002 and 2008, to reduce future taxable income in Canada. The realization of income benefits related to these losses is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

10 Reversal of accounts payable and accrued liabilities

During the year ended December 31, 2001, amounts of $36,800 (2000 - $32,535) and $18,299 (2000 - $28,814) of accounts payable and accrued liabilities were reversed, and credited to net loss and mineral properties, respectively. These amounts, which related to past services, were reversed as management is of the opinion that the company does not have any liability in respect of these past services.

11 Related party transactions

a) Included in accounts payable and accrued liabilities is $111,939 (2000 - $304,362) due to directors, organizations controlled by directors and a law firm in which a director is a partner of the firm.

b) The company incurred consulting fees of $72,000 (2000 - $87,000; 1999 - $72,000) for management services provided by directors and officers or organizations controlled by such parties.

(expressed in Canadian dollars)

c) The company also incurred legal fees of $4,331 (2000 - $13,893; 1999 - $nil) charged by a law firm in which a director is a partner of the firm.

d) During the year ended December 31, 2001, the company issued 1,803,082 shares at $0.12 in settlement of $216,370 accounts payable owed by the company to related parties.

12 Segmented information

The company operates within a single operating segment, which is mineral exploration. All interest income is earned in Canada. Geographic segmentation of fixed assets and mineral properties is as follows:

			2001
	Canada $	Ecuador $	Consolidated $
Fixed assets	998,030	-	998,030
Mineral properties	2,854,201	25,000	2,879,201
	3,852,231	25,000	3,877,231

			2000
	Canada $	Ecuador $	Consolidated $
Fixed assets	1,001,960	-	1,001,960
Mineral properties	2,861,297	492,390	3,353,687
	3,863,257	492,390	4,355,647

13 Financial instruments

At December 31, 2001, the recorded amounts for cash and cash equivalents, accounts receivable, reclamation bond, and accounts payable and accrued liabilities approximate their fair values based on the nature of those instruments.

(expressed in Canadian dollars)

14 Supplemental cash flow information

During the years ended December 31, 2001, 2000 and 1999, the company conducted non-cash operating and investing activities as follows:

	2001 $	2000 $	1999 $
Non-cash operating activities			
Reversal of accrued liabilities	(18,299)	(28,814)	-
Shares issued in settlement of accounts payable	(216,370)	-	-
Non-cash investing activities			
Reversal of accrued exploration expenditures	18,299	28,814	-
Non-cash financing activities			
Shares issued in settlement of accounts payable	216,370	-	-
	-	-	-

15 Material differences between Canadian and United States generally accepted accounting principles

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The significant measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

	2001 $	2000 $	1999 $
Consolidated statement of loss			
Loss for the year under Canadian GAAP	660,334	254,087	289,610
Mineral property expenditures for the year (a)	11,203	58,937	78,664
Exploration costs written off during the year that would have been expensed in the year incurred (a)	(418,790)	-	-
Loss for the year under U.S. GAAP	252,747	313,024	368,274
Loss per share under U.S. GAAP	0.01	0.01	0.01

(expressed in Canadian dollars)

	2001 $	2000 $	1999 $
Mineral properties			
Balance per Canadian GAAP	2,879,201	3,353,687	3,323,564
Cumulative mineral property expenditures (a)	(464,598)	(872,185)	(813,248)
Balance per U.S. GAAP	2,414,603	2,481,502	2,510,316
Shareholders' equity			
Balance per Canadian GAAP	3,711,478	4,116,442	3,770,529
Cumulative mineral property expenditures (a)	(464,598)	(872,185)	(813,248)
Balance per U.S. GAAP	3,246,880	3,244,257	2,957,281
Cash flows			
Cash flows from operating activities			
Per Canadian GAAP	(165,967)	(367,320)	(170,336)
Exploration expenditures	(11,203)	(58,937)	(78,664)
Per U.S. GAAP	(177,170)	(426,257)	(249,000)
Cash flows from investing activities			
Per Canadian GAAP	(11,203)	(58,937)	(94,499)
Exploration expenditures	11,203	58,937	78,664
Per U.S. GAAP	-	-	(15,835)

a) For U.S. GAAP purposes, the company expenses the exploration costs incurred relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are then measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to net recoverable value on a discounted cash flow basis.

b) For financial statement purposes, the company follows the recommendations of Accounting Principles Board Opinion (APB) 25 in accounting for compensation arising from stock options.

(expressed in Canadian dollars)

c) In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that asset retirement obligations be recognized when they are incurred, and be capitalized as part of the asset's carrying value and displayed as liabilities. SFAS No. 143 also requires increased disclosure surrounding asset retirement obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets be classified as assets either to be held and used, to be disposed of other than by sale, or to be disposed of by sale. It also prescribes various approaches to valuing these types of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In November 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued new Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments and sets out a fair value based method of accounting which is required for certain, but not all, stock-based transactions. The company is analyzing the impact of Section 3870 and will adopt the Section on January 1, 2002.

SCHEDULE B

SUPPLEMENTARY INFORMATION

ANGLO SWISS RESOURCES INC

PERIOD ENDED DECEMBER 31, 2001

(expressed in Canadian dollars)

For the year ended December 31, 2001:

1. **Breakdown of professional fees**

Accounting	$	19,269
Legal		4,331
	$	23,600

2. **Non-arm's length party transactions**

a) Consulting fees charged to the Company

Directors for the year	$	72,000
	$	72,000

b) Expenditures made to non-arm's length parties

During the fourth quarter $15,000 in consulting fees were paid to directors or to a company controlled by a director. In addition, the company issued 1,803,082 shares at $0.12 in settlement of $216,370 in accounts payable owed to related parties.

3. **Securities issued during the quarter**

Security	Number	Issue Price	$
Debt Settlement	1,803,082	0.12	216,370
Subsequent Event – shares issued on January 14, 2002*			
Shares*	325,000	0.12	39,000

* Private Placement dated for 2001 with $39,000 deposited and allotted during the fourth quarter of 2001. Shares not issued until Jan. 24, 2002.

4. **Options granted during the quarter**

Security	Number	Exercise Price	Expiry Date

There were no options granted during the fourth quarter of 2001.

Subsequent event – Options granted on Jan. 23, 2002			
Director Options	1,000,000	$0.10	Jan. 23, 2002

(expressed in Canadian dollars)

5. Share Capital

a) Authorized and issued share capital at December 31, 2001

Authorized capital:	500,000,000 common shares without par value
Issued and Outstanding	44,500,688
Subsequent event – Shares issued on Jan. 24, 2002* *refer to note 3.	325,000

b) Share Purchase Warrants Outstanding

Security	Number	Exercise Price	Expiry Date
Warrants	400,000	$0.25	Apr. 24, 2002
Subsequent Event – warrants granted on January 14, 2002*			
Warrants	325,000	$0.15	Jan. 14, 2003

c) Stock Options Outstanding

Security	Number	Exercise Price	Expiry Date
Options	800,000	$0.50	Aug. 14, 2002
Options	1,500,000	$0.25	Dec. 18, 2003
Options	200,000	$0.68	Feb. 02. 2004
Options	50,000	$0.42	Mar. 26, 2004
Options	350,000	$0.28	Jun. 25, 2004
Options	500,000	$0.21	Mar. 21, 2004
Options	2,250,000	$0.21	Mar. 21, 2005
Options	350,000	$0.25	Mar. 28, 2005
TOTAL	6,000,000		

d) Number of Shares in Escrow or Pooling Agreement

Number of Shares NIL

6. Directors at December 31, 2001

Len Danard
Brian Canfield
Chris Robbins
Conrad Kathol
Leroy Wolbaum

SCHEDULE C

MANAGEMENT DISCUSSION

ANGLO SWISS RESOURCES INC

PERIOD ENDED DECEMBER 31, 2001

Schedule C

ANGLO SWISS RESOURCES INC.

(the "Company")

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2001

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the three years ended December 31, 2001, should be read in conjunction with the financial statements of the Company and related notes included therein. The Company's financial statements are in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Note 15 of the financial statements of the Company, as well as "Material Differences between Canadian and U.S. Generally Accepted Accounting Principles", below, set forth the significant measurement differences were such information to be presented in accordance with United States generally accepted accounting principles ("U.S. GAAP").

The Company is in the business of the acquisition, exploration, exploration management and purchase of mineral properties, with the primary aim of developing them to a stage where the Company can exploit them profitably. The Company also has advanced its properties through joint venture partnerships, whereby proven companies manage the property with expertise in developing, designing and operating the extraction of mineral resources. At that stage, the Company's operations would, to some degree, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals. Before, during and after the fiscal year ended December 31, 2001, the Company was engaged in continued exploration of its gold properties in British Columbia and Ecuador and simultaneously, a precious/semi-precious gemstone property located in south-eastern British Columbia. As a result, the Company's future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

Operating results

Fiscal Year ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000.

During the fiscal year ended December 31, 2001, the company recorded interest and sundry revenue of $3,512 compared to the fiscal year ended December 31, 2000 of $7,161.

Expenses for the fiscal year ended December 31, 2001 were $697,134, which included a write-down of $467,390 for the mineral properties in Ecuador. After this charge the expenses were $229,744, comparable to $286,622 for the fiscal year ended December 31, 2000. The Company has been unable to continue with the development of its properties in Ecuador. During the year ended December 31, 2000, the Company entered into a Formal Joint Participation Agreement with Hampton Court Resources, whereby Hampton Court could earn up to a 60% interest in the Catamayo River property. There has been no recent work undertaken on either the Catamayo River property, or the Neuvos Playas property, and the Company does not currently intend to direct its resources to further exploration on these properties. Accordingly, the

Company wrote down the related deferred costs to $25,000; the estimated net recoverable amount of equipment owned by the Company located in Ecuador.

Professional fees for the fiscal year ended December 31, 2001 were $23,600 compared to $28,864 for the fiscal year ended December 31, 2000. Shareholders' information and travel/promotion expenses were $45,999 for the fiscal year ended December 31, 2001, and $37,464 for the fiscal year ended December 31, 2000.

Filing fees for the fiscal year ended December 31, 2001 were $19,165, which included a listing fee as the Company began trading on the Canadian Venture Exchange on October 1, 2001. Filing fees for the fiscal year ended December 31, 2000 were $26,117, due to the fees associated with a 4,000,000 share private placement completed within that fiscal year.

General exploration expenses for the fiscal year ended December 31, 2001 were $7,420 compared to $11,375 for the fiscal year ended December 31, 2000. The bulk of exploration costs were incurred by Hampton Court Resources under the Joint Participation Agreement entered into during fiscal 2000. Hampton Court completed Phase I of the agreement by expending $250,000 on the evaluation of the Blu Starr Gemstone property prior to May 1, 2001. Hampton Court has at that time earned 10% of the property and is continuing on with Phase II, which calls for an additional $250,000 to be spent by May 1, 2002. Hampton Court has earned approximately 20% working interest in the property to-date, pending joint review of the expenditures.

Consulting fees for the fiscal years ended December 31, 2001, 2000 and 1999 are $72,000 per year. Consulting fees have remained consistent since listing of the Company's common shares on the Montreal Exchange in 1996. Consulting fees consist of fees for management services by Directors and Officers of the Company. The Canadian Venture Exchange has accepted this remuneration during the listing application in 2001.

The net loss for the fiscal year ended December 31, 2001 was $660,334 or $0.02 per share as compared to a net loss for the fiscal year ended December 31, 2000 of $254,087 or $0.01 per share. The Company also expects to incur a net operating loss for the fiscal year ended December 31, 2002. The write-down of the mineral properties in Ecuador was responsible for the increase in the net loss for the year ended 2001.

Fiscal Year ended December 31, 2000 Compared to Fiscal Year Ended December 31, 1999.

During the fiscal year ended December 31, 2000, the company recorded interest and sundry revenue of $7,161 compared to the fiscal year ended December 31, 1999 of $813.

Expenses for the fiscal year ended December 31, 2000 were $286,622, slightly lower than the $289,610 for the fiscal year ended December 31, 1999. The year ended December 31, 2000 included the first time charge of $60,000 due to the B.C. corporate capital tax. Otherwise the expenses were decreased due to lower administrative expenses for the fiscal year ended December 31, 2000 of $41,826, compared to $67,717 for the fiscal year ended December 31, 1999.

Professional fees for the fiscal year ended December 31, 2000 decreased to $28,864 from $45,906 for the fiscal year ended December 31, 1999, as well as shareholders' information and travel/promotion expenses of $37,464 for the fiscal year ended December 31, 2000, compared to $60,545 for the fiscal year ended December 31, 1999. Filing fees for the fiscal year ended December 31, 2000 increased by $15,610 to $26,117, compared to $10,507 for the fiscal year ended December 31, 1999, due to the listing of the 4,000,000 share private placement completed within the fiscal year.

General exploration expenses for the fiscal year ended December 31, 2000 were $11,375 compared to $14,126 for the fiscal year ended December 31, 1999. Consulting fees for the fiscal years ended December 31, 2000, 1999 and 1998 are $72,000 per year. Consulting fees have remained consistent since listing of the Company's common shares on the Montreal Exchange. Consulting fees consist of fees for management services by Directors and officers of the Company.

The net loss for the fiscal year ended December 31, 2000 was $254,087 or $0.01 per share as compared to a net loss for the fiscal year ended December 31, 1999 was $289,610 or $0.01 per share.

Fiscal Year ended December 31, 1999 Compared to Fiscal Year Ended December 31, 1998.

The Company posted interest and sundry revenue of $813 during the fiscal year ended December 31, 1999, as compared to $3,894 during the year ended December 31, 1998.

Expenses for the fiscal year ended December 31, 1999 were $289,610 compared to $442,717 for the fiscal year ended December 31, 1998, substantially less than the previous fiscal year. For the year ended December 31, 1999, professional fees of only $45,906 were incurred as compared to $212,360 for the year ended December 31, 1998 due to the Company completing its restructuring under the one time Corporate Re-organization effective November 28, 1998. Prior to fiscal year ended 1999, the Company was continually involved in legal and accounting services necessary to ensure the long-term viability of the Company. The Company has completed all major debt settlement, reorganizations and related corporate structuring requiring extensive legal and accounting expertise at year-end December 31, 1999.

Shareholders' information and travel/promotion for the fiscal year ended December 31, 1999 were $60,545 compared to $52,295 for the fiscal year ended December 31, 1998. General exploration expenses for the fiscal year ended December 31, 1999 were $14,126 compared to $20,556 for the fiscal year ended December 31, 1998.

The net loss for the fiscal year ended December 31, 1999 was $289,610 or $0.01 per share and the net loss for the fiscal year ended December 31, 1998 of $442,717 or $0.01 per share.

LIQUIDITY AND CAPITAL RESOURCES

In management's view given the nature of the Company's activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years. Before, during and after the fiscal year ended December 31, 2001, the Company was engaged in continued exploration of its gold properties in British Columbia and Ecuador and simultaneously, a precious/semi-precious gemstone property located in south-eastern British Columbia. As a result, the Company's future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

The Company's mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting joint venture partners to continue development and exploration of its properties, there is no assurance that this trend will continue indefinitely. The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. Based on its existing working capital, which is deficient at December 31, 2001, the Company expects to require additional financing for the upcoming fiscal year. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management reviews annually the carrying value of the Company's interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements. Costs relating to properties abandoned are written off when the decision to abandon is made. The Company has been unable to continue with the development of its properties in Ecuador. There has been no recent work undertaken on either the Catamayo River property, or the Neuvos Playas property, and the Company does not currently intend to direct its resources to further exploration on these properties. Accordingly, the Company wrote down the related deferred costs to $25,000 the estimated net recoverable amount of equipment owned by the Company in Ecuador.

While the Company has been successful in raising the necessary funds to finance its exploration activities to-date, there can be no assurance that it will be able to continue to do so. If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to further curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success for failure of its exploration programs on its properties.

Fiscal Year ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000.

As at December 31, 2001 the Company's current assets totalled $54,889 compared to $202,611 at December 31, 2000. This decrease is due to the general expenses incurred over the year while not raising any additional funds through the sale of its common shares through private placements. During this same period the Company's total liabilities were decreased to $235,452 from $456,616 as accounts payable were paid down and management's debt of $216,370 was settled by the issuance of 1,803,082 common shares at $0.12 per share.

During the year ended December 31, 2001, amounts of $36,800 (2000-$32,535) and $18,299 (2000-$28,814) of accounts payable and accrued liabilities were reversed, and credited to net loss and mineral properties, respectively. These amounts, which related to past services, were reversed as management is of the opinion that the Company does not have any liability in respect of these past services.

The Company's working capital deficiency improved marginally to $180,553 at year end December 31, 2001, from a deficiency of $254,005 for the year ended December 31, 2000. As at December 31, 2001 the Company's total assets were reduced to $3,946,930 from $4,573,058 at December 31, 2000. This decrease resulted from the write-down of the mineral properties in Ecuador and general expenses incurred during the year.

Share capital as at December 31, 2001 was $11,185,585 compared to the previous year end of $10,969,215, up $216,300 due to a debt settlement at $0.12 per share.

The Company's largest cash outflow continues to be the ongoing general and administrative expense of $229,744 and $286,622 for years ended December 31, 2001 and 2000, respectively. Management has successfully sourced a joint venture partner on the Blu Starr Gemstone property and is currently sourcing a partner for the Kenville Mine property. The recent improvement in the gold/metals mining industry has created an opportunity for management to source a partner to continue exploration of the Kenville Mine, which has been under care and maintenance since the end of 1998.

Fiscal Year ended December 31, 2000 Compared to Fiscal Year Ended December 31, 1999.

As at December 31, 2000 the Company's current assets totalled $202,611 compared to $32,440 at December 31, 1999. This increase is due to the cash available attributed to the sale of its common shares through private placements. During this same period, total liabilities decreased to $456,616 from $607,464 as the Company reduced its accounts payable from the financing during the fiscal year. Accordingly, the Company's working capital deficiency improved to $254,005 at year end December 31, 2000 from $575,024 for the year ended December 31, 1999.

As at December 31, 2000 the Company's had total assets of $4,573,058 compared to $4,377,993 at December 31, 1999. This increase is due to the current cash available attributed from the sale of its common shares during the fiscal year.

Share capital as at December 31, 2000 was $10,969,215 compared to the previous year end of $10,369,215, up $600,000 due to the private placement during the fiscal year. The Company issued 4,000,000 common shares through a non-brokered private placement to HCR consisting of 3,333,333 units at $0.15 per unit for proceeds of $500,000. Each unit consisted of one share and one share purchase warrant exercisable into a common share in the company at an exercise price of $0.20 per share until April 24, 2001 and $0.25 per share thereafter until April 25, 2002. In addition, the company issued 666,667 units to another party under the same terms for proceeds of $100,000.

The Company's largest cash outflow in the fiscal years ended December 31, 2000 and December 31, 1999 are the ongoing general and administrative expense of $286,622 and $289,610 respectively. Management has joint venture programs on the Blu Starr property and is currently sourcing a partner for the Kenville Mine property as well.

SUBSEQUENT EVENTS

During the year ended December 31, 2001, the Company announced a private placement consisting of 325,000 units at $0.12 per unit for proceeds of $39,000. Each unit will consist of one share and one share purchase warrant exercisable into a common share in the company at an exercise price of $0.15 per share. At December 31, 2001, these units had been allotted and paid, but were issued subsequent to year-end, on January 24, 2002.

The Company and Hampton Court Resources are currently negotiating amended terms for Hampton Court's further evaluation of the Blu Starr Gemstone property. Hampton Court has earned approximately 20% working interest in the property to-date, pending joint review of the expenditures. Hampton Court has proposed a reduced financial commitment for Phase III evaluation. The third and final phase of the evaluation requires a minimum financial commitment of $500,000 in order for Hampton to earn an additional interest in the property. Negotiations are ongoing at the time of this report.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principals generally accepted in Canada (Canadian GAAP), which differs in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The significant measurement differences, which affect the Company, are as follows:

a) For U.S. GAAP purposes, the company expenses exploration costs relative to unproven mineral properties.
b) For financial statement purposes, the company follows the recommendations of APB25 in accounting for compensation arising from stock options.

Had the Company presented its financial statements in accordance with U.S. GAAP, its earnings (loss) for the fiscal year ended December 31, 2001 would have been ($252,747) and for the fiscal years ended December 31, 2000 and 1999 would have been ($313,024) and ($368,274), respectively.

BY ORDER OF THE BOARD OF DIRECTORS OF

ANGLO SWISS RESOURCES INC.

"LEN DANARD"

Len Danard, President & CEO